EXHIBIT 99.1

For Immediate Release	Date: May 30, 2019
19-18-TR

Teck Announces Quebrada Blanca Phase 2 Financing Agreement

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today the signing of a US$2.5 billion limited recourse project financing facility to fund the development of the Quebrada Blanca Phase 2 (“QB2”) project.

Compañia Minera Teck Quebrada Blanca S.A. (“QBSA”), which holds the QB2 project and will be the borrower under the financing, is indirectly owned 60% by Teck, 25% by Sumitomo Metal Mining Co., Ltd. (“SMM”), 5% by Sumitomo Corporation (“SC”), and 10% by Empresa Nacional de Mineria (“Enami”).

The US$2.5 billion project finance loans will be provided directly, or guaranteed, by the Japan Bank for International Cooperation, Export Development Canada, Export-Import Bank of Korea, German Government for the Untied Loan Guarantee Program (“UFK”), KFW IPEX-Bank GMBH, Bank of Montreal, BNP Paribas S.A., ING Bank N.V., Mizuho Bank, Ltd., MUFG Bank, Ltd., and Sumitomo Mitsui Banking Corporation.

Teck, SMM, and SC will guarantee QBSA’s obligations under the 12-year facility on a several basis until project construction is complete. The financing is anticipated to close before the end of the third quarter and first borrowing under the facility is not expected to be required until late 2019.

Rothschild & Co Canada Inc. acted as financial adviser to QBSA.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements regarding the anticipated timing of closing of financing, timing of first borrowing and timing of Teck’s equity contributions. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to be materially different include unanticipated issues in satisfying closing conditions on the schedule indicated in this release, as well as unanticipated changes to assumed schedules or costs that may affect timing of first borrowing and Teck’s equity contribution.

Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as maybe required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com